News Release
Correction to Previous Press Release: RepliCel Life Sciences Announces Debt Settlement

VANCOUVER, BC – September 9, 2019 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announces a correction to its news release issued August 30, 2019, entitled “Replicel Life Sciences Announces Debt Settlement”.

The original news release announced the Company’s intention to settle debt in the amount of $220,119.76 owed by the Company to certain directors of the Company, by the issuance of 786,142 common shares of the Company (“Shares”) at a price of $0.28 per Share. The Company has now been advised that it does not owe directors fees to Larissa Huang, one of the directors of the Company, by virtue of an agreement to which Ms. Huang is signatory.  Consequently, Ms. Huang will not be participating in the Debt Settlement (as defined herein).

The news release should read that the Company intends to settle debt in the amount of $210,369.84 (the “Debt Settlement”) owed by the Company to certain directors of the Company, by the issuance of 751,318 Shares at a price of $0.28 per Share.

The proposed Debt Settlement is subject to the approval of the TSX Venture Exchange and entry into debt settlement agreements each of the Creditors.

All securities issued in connection with the Debt Settlement will be subject to a statutory hold period expiring four months and one day after issuance of the Shares.

Each of Andrew Schutte, Peter Lewis, Geoff MacKay, David Hall, and Peter Lowry will be participating in the Debt Settlement, and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares to be issued to the related party does not exceed 25% of the Company’s market capitalization.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.